4:17 PM
08/20/21
Accrual Basis

Chaia Mount Vernon
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1001 · M&T Checking (6321)	2,491.66
Total Checking/Savings	2,491.66
Other Current Assets	
1201 · Credit Card Receivable	1,363.24
1250 · 3PM Receivables	4,042.79
1300 · Inventory Asset	7,422.60
Total Other Current Assets	12,828.63
Total Current Assets	15,320.29
Fixed Assets	
1500 · Fixed Assets	781,893.68
Total Fixed Assets	781,893.68
Other Assets	
1800 · Pre-Opening Costs	12,279.94
1805 · Loan Fees	10,575.29
1810 · Organizational Costs	66,260.66
1899 · Accumulated Amortization	-6,294.00
1900 · Restricted Cash	106,000.00
Total Other Assets	188,821.89
TOTAL ASSETS	**986,035.86**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable (A/P)	189,097.82
Total Accounts Payable	189,097.82
Credit Cards	
2100 · AmEx Credit Card (-61000)	23,174.95
2150 · CapOne Spark Credit Card (1586)	29,638.45
Total Credit Cards	52,813.40
Other Current Liabilities	
2400 · Payroll Liabilites	3,985.65
2510 · Deferred Rent	21,532.50
2600 · Gift cards	4,097.02
2702 · Due to/from Suzanne Simon	6,219.15
2703 · Due to/from Chaia Georgetown	160,804.84
2704 · Due to/from Chaia LLC	628,922.70
2750 · Loan from Intuit	14,050.16
Total Other Current Liabilities	839,612.02
Total Current Liabilities	1,081,523.24
Long Term Liabilities	
2810 · M&T Loan	334,732.16
2820 · Loan Payable - Navitas (Toast)	10,116.45
2830 · Sales Tax Payable Pmt Plan	43,249.93
Total Long Term Liabilities	388,098.54
Total Liabilities	1,469,621.78

Chaia Mount Vernon
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Equity	
32000 · Retained Earnings	-29,420.13
Net Income	-454,165.79
Total Equity	-483,585.92
TOTAL LIABILITIES & EQUITY	**986,035.86**